SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*

                                 ICF CORPORATION
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    449243104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_|   Rule 13d-1 (b)
            |X|   Rule 13d-1 (c)
            |_|   Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449243104
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.* (In Liquidation)

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0, shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              450,407 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    450,407 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      450,407  shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-QSB for the fiscal year ended September 30, 2005. As of December 31, 2008, Promethean
Industries, Inc. ("Promethean") and Valens Offshore SPV I, Ltd. ("Valens Offshore" and together with Promethean, the "Investors") held (i) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, and (ii) a warrant (the "July Warrant", and together with the November Warrant, the "Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising such instruments to the extent that such exercise would result in beneficial ownership by the Investors of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Investors (the "First 4.99% Issuance Limitation"). The November Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Investors of more than 4.99% of the Shares then issued and outstanding (the "Second 4.99% Issuance Limitation" and together with the First 4.99% Issuance Limitation, the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99% Issuance Limitation may be waived by Investors upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Promethean reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens Offshore as reported in this Schedule 13G, as amended.

CUSIP No. 449243104
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Promethean Industries, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237864
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              450,407 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    450,407 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      450,407  shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-QSB for the fiscal year ended September 30, 2005. As of December 31, 2008, Promethean
Industries, Inc. ("Promethean") and Valens Offshore SPV I, Ltd. ("Valens Offshore" and together with Promethean, the "Investors") held (i) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, and (ii) a warrant (the "July Warrant", and together with the November Warrant, the "Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising such instruments to the extent that such exercise would result in beneficial ownership by the Investors of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Investors (the "First 4.99% Issuance Limitation"). The November Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Investors of more than 4.99% of the Shares then issued and outstanding (the "Second 4.99% Issuance Limitation" and together with the First 4.99% Issuance Limitation, the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99% Issuance Limitation may be waived by Investors upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Promethean reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens Offshore as reported in this Schedule 13G, as amended.

CUSIP No. 449243104
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              450,407 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    450,407 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      450,407  shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-QSB for the fiscal year ended September 30, 2005. As of December 31, 2008, Promethean
Industries, Inc. ("Promethean") and Valens Offshore SPV I, Ltd. ("Valens Offshore" and together with Promethean, the "Investors") held (i) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, and (ii) a warrant (the "July Warrant", and together with the November Warrant, the "Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising such instruments to the extent that such exercise would result in beneficial ownership by the Investors of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Investors (the "First 4.99% Issuance Limitation"). The November Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Investors of more than 4.99% of the Shares then issued and outstanding (the "Second 4.99% Issuance Limitation" and together with the First 4.99% Issuance Limitation, the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99% Issuance Limitation may be waived by Investors upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Promethean reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens Offshore as reported in this Schedule 13G, as amended.

CUSIP No. 449243104
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              450,407 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    450,407 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      450,407  shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-QSB for the fiscal year ended September 30, 2005. As of December 31, 2008, Promethean
Industries, Inc. ("Promethean") and Valens Offshore SPV I, Ltd. ("Valens Offshore" and together with Promethean, the "Investors") held (i) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, and (ii) a warrant (the "July Warrant", and together with the November Warrant, the "Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising such instruments to the extent that such exercise would result in beneficial ownership by the Investors of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Investors (the "First 4.99% Issuance Limitation"). The November Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Investors of more than 4.99% of the Shares then issued and outstanding (the "Second 4.99% Issuance Limitation" and together with the First 4.99% Issuance Limitation, the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99% Issuance Limitation may be waived by Investors upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Promethean reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens Offshore as reported in this Schedule 13G, as amended.

CUSIP No. 449243104
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              450,407 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    450,407 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      450,407  shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-QSB for the fiscal year ended September 30, 2005. As of December 31, 2008, Promethean
Industries, Inc. ("Promethean") and Valens Offshore SPV I, Ltd. ("Valens Offshore" and together with Promethean, the "Investors") held (i) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, and (ii) a warrant (the "July Warrant", and together with the November Warrant, the "Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising such instruments to the extent that such exercise would result in beneficial ownership by the Investors of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Investors (the "First 4.99% Issuance Limitation"). The November Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Investors of more than 4.99% of the Shares then issued and outstanding (the "Second 4.99% Issuance Limitation" and together with the First 4.99% Issuance Limitation, the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99% Issuance Limitation may be waived by Investors upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Promethean reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens Offshore as reported in this Schedule 13G, as amended.

CUSIP No. 449243104
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              450,407 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    450,407 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      450,407  shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-QSB for the fiscal year ended September 30, 2005. As of December 31, 2008, Promethean
Industries, Inc. ("Promethean") and Valens Offshore SPV I, Ltd. ("Valens Offshore" and together with Promethean, the "Investors") held (i) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, and (ii) a warrant (the "July Warrant", and together with the November Warrant, the "Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising such instruments to the extent that such exercise would result in beneficial ownership by the Investors of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Investors (the "First 4.99% Issuance Limitation"). The November Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Investors of more than 4.99% of the Shares then issued and outstanding (the "Second 4.99% Issuance Limitation" and together with the First 4.99% Issuance Limitation, the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99% Issuance Limitation may be waived by Investors upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Promethean reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens Offshore as reported in this Schedule 13G, as amended.

CUSIP No. 449243104
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              450,407 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    450,407 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      450,407  shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-QSB for the fiscal year ended September 30, 2005. As of December 31, 2008, Promethean
Industries, Inc. ("Promethean") and Valens Offshore SPV I, Ltd. ("Valens Offshore" and together with Promethean, the "Investors") held (i) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, and (ii) a warrant (the "July Warrant", and together with the November Warrant, the "Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising such instruments to the extent that such exercise would result in beneficial ownership by the Investors of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Investors (the "First 4.99% Issuance Limitation"). The November Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Investors of more than 4.99% of the Shares then issued and outstanding (the "Second 4.99% Issuance Limitation" and together with the First 4.99% Issuance Limitation, the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99% Issuance Limitation may be waived by Investors upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Promethean reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens Offshore as reported in this Schedule 13G, as amended.

CUSIP No. 449243104

Item 1(a).  Name of Issuer: ICF Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            4030 Pike Lane, Suite C
            Concord, California 94520
            St. Paul, MN 55113-2528

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)

            This Schedule 13G (as amended) is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Promethean Industries, Inc., a Delaware corporation, Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Eugene Grin and David Grin. Promethean Industries, Inc. is a wholly owned subsidiary of Laurus Master Fund Ltd. (In Liquidation). Laurus Master Fund, Ltd. (In Liquidation) is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including securities owned by Promethean Industries, Inc. reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens Offshore SPV I, Ltd. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the shares owned by Valens Offshore SPV I, Ltd. Information related to each of Laurus Capital Management, LLC, Promethean Industries, Inc., Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number: 449243104

Item 3.     Not Applicable

CUSIP No. 449243104

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 450,407 shares of Common Stock

            (b)   Percent of Class: 4.99%

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

                  (ii) shared power to vote or to direct the vote: 450,407 shares of Common Stock. *

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

                  (iv)  shared power to dispose or to direct the disposition of:
                        450,407 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following:
            |X|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

CUSIP No. 449243104

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------
* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the "Company") as disclosed on the Company's Quarterly Report on Form 10-QSB for the fiscal year ended September 30, 2005. As of December 31, 2008, Promethean
Industries, Inc. ("Promethean") and Valens Offshore SPV I, Ltd. ("Valens Offshore" and together with Promethean, the "Investors") held (i) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, and (ii) a warrant (the "July Warrant", and together with the November Warrant, the "Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising such instruments to the extent that such exercise would result in beneficial ownership by the Investors of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Investors (the "First 4.99% Issuance Limitation"). The November Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by Investors of more than 4.99% of the Shares then issued and outstanding (the "Second 4.99% Issuance Limitation" and together with the First 4.99% Issuance Limitation, the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99% Issuance Limitation may be waived by Investors upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Promethean reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Valens Offshore is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens Offshore as reported in this Schedule 13G, as amended.

CUSIP No. 449243104

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 11, 2009
                                       ----------------------
                                       Date


                                       LAURUS MASTER FUND, LTD. (IN LIQUIDATION)
                                       By: Laurus Capital Management, LLC,
                                       its investment manager


                                       /s/ Eugene Grin
                                       ----------------------
                                       Eugene Grin
                                       Principal

CUSIP No. 449243104

APPENDIX A

A.    Name:                  Laurus Capital Management, LLC, a Delaware
                             limited liability company

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Place of Organization: Delaware

B.    Name:                  Promethean Industries, Inc., a Delaware corporation

      Business Address:      c/o Laurus Capital Management, LLC
                             335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Place of Organization: Delaware

C.    Name:                  Valens Capital Management, LLC, a Delaware
                             limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

D.    Name:                  Valens Offshore SPV I, Ltd., an exempted company
                             incorporated with limited liability under the laws of the Cayman Islands

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Cayman Islands

E.    Name: Eugene Grin

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Laurus Capital Management, LLC

      Citizenship:           United States

F.    Name: David Grin

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Laurus Capital Management, LLC

      Citizenship:           Israel

CUSIP No. 449243104

Each of Laurus Capital Management, LLC, Promethean Industries, Inc., Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.


Promethean Industries, Inc.

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as Investment Manager


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    February 11, 2009


Valens Offshore SPV I, Ltd.

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as Investment Manager


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    February 11, 2009


/s/ David Grin
-----------------------------------------
    David Grin
    February 11, 2009


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 11, 2009